Exhibit 99.1

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone: +61 8 8363 0388            Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

General Manager

The Company Announcements Office

Australian Securities Exchange

AMENDED TIMETABLE FOR 10:1 CONSOLIDATION OF SHARES

Sundance Energy Australia Limited (ASX: SEA) (Sundance or the Company) notes that Resolution 4 in the Notice of Annual General Meeting to be held on 31 May 2018 seeks shareholder approval to the consolidation of the Company’s share capital through the conversion of every ten (10) Shares into one (1) Share (Share Consolidation). The Explanatory Memorandum dated 23 April 2018 accompanying the Notice states that the consolidation will be completed by 13 June 2018 based on the indicative timetable included or at another time at the Board’s discretion.

The Board has elected to implement the consolidation, if approved by shareholders, on a timetable that coincides with achievement of guided production and cash flow growth. Consequently, the amended timetable below replaces the indicative timetable in the Explanatory Memorandum. Therefore, if Resolution 4 is approved by shareholders, it will be on the basis that the Share Consolidation will be implemented in accordance with the amended timetable.

Amended timetable for Share Consolidation

The timetable for the Share Consolidation process is set out below, in accordance with Appendix 7A part 8 of the Listing Rules.

Event	Business Day
Annual General Meeting	Thursday, 31 May 2018
Notification to ASX that Share Consolidation is approved	Thursday, 31 May 2018
Last day for trading in pre-consolidated securities	Wednesday, 12 December 2018
Trading in the consolidated securities on a deferred settlement basis commences	Thursday, 13 December 2018
Last day to register transfers on a pre-consolidated basis	Friday, 14 December 2018
Registration of securities on a post consolidated basis	Monday, 17 December 2018
Issue Date and notices to be sent to security holders Deferred settlement trading ends	Friday, 21 December 2018

For further information or other information, please contact:

Mike Hannell, Chairman	Damien Connor, Company Secretary
Tel: +61 8 8363 0388	Tel: +61 8 8363 0388